FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica — Debentures redemption — March 1999	1

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary of the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. hereby announces the following:
NOTICE
On April 14th, 2009, and in compliance with the conditions stated in the Prospectus for the Debentures Issue “March 1999” (ISIN code number ES0278430931), filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) on March 16th, 1999, the 50,000 debentures of the Issue will be totally redeemed through the repayment of the 100% of their nominal value of Euros 10,000 each.
Madrid, March 13th, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: March 13th, 2009	By:	/s/ Ramiro Sánchez de Lerín García - Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors